UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          FORM 12b-25


                  NOTIFICATION OF LATE FILING

                                                     SEC File Number 0-7693
                                                   Cusip Number 459858 20 5

[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For the Period Ended:      December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:   ________________________________________


     Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

INTERNATIONAL MERCANTILE CORPORATION

Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

1625 KNECHT AVENUE

City, State and Zip Code

BALTIMORE, MARYLAND 21227

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The Registrant's Form 10-KSB could not be filed within the prescribed time period because the results of an independent appraisal regarding the valuation of certain assets material to the financial statements as a whole have not yet been completed. This has caused a delay in the Registrant's ability to timely complete its requisite financial statements with respect to its Form 10-KSB for year end 1999.

Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

           C. Timothy Jewell                  (410)           242-5000
           -----------------               -----------    ------------------
                (name)                     (area code)    (telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

            [ ] Yes   [X] No

     To the best knowledge of the Registrant, the Registrant has filed all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months; however, it appears that Form 8-K/A filed December 3, 1999 may be deficient with respect to its finacial statement presentation.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [ X] Yes   [  ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attached Letter from Caruso & Caruso, Certified Public
     Accountants, P.A.

              INTERNATIONAL MERCANTILE CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000

INTERNATIONAL MERCANTILE CORPORATION.


By: /s/C. Timothy Jewell
    --------------------
    C. Timothy Jewell,
    President

CARUSO &
CARUSO    Certified Public Accountants, P.A.
=============================================================================
              6971 N. Federal Highway - Suite 402 - Boca Raton, Florida 33487
              Tel: (561) 995-1070 - Fax: (561) 994-5506




   We are the accountants engaged by International Mercantile Corporation to audit the financial statements for the year ended December 31, 1999. As a result of this correspondence the audit has not been issued. The results of an independent appraisal regarding the valuation of certain assets material to the financial statements as a whole has not yet been completed.

The financial statements to be presented are substantially different from those statements presented for the prior year. On December 31, 1998 the Company's majority interest was in a subsidiary, University Mortgage, Inc., which represented the Company's operations. On July 31, 1999 the Company liquidated that interest through a new issuance of University Mortgage, Inc. stock to a related third party investor in consideration of the Company's investment in University Mortgage, Inc. This left the Company an OTC Bulletin Board publicly traded company with substantially no assets or liabilities. On September 6, 1999, the Company then executed a reverse merger with recapitalization of Micromatix.com, Inc. and not a business combination, pro forma information is not included in the December 31, 1999 financial statements and the historical data contained in the financial statements is that of Micromatix.com, Inc.



Sincerely,

/s/Richard J. Gross

Richard J. Gross, C.P.A.
For the Firm